                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                            SHERIDAN ENERGY, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                               87 242 405 000
------------------------------------------------------------------------------
                               (CUSIP Number)

               Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                              1400 Smith Street
                             Houston, TX  77002
                               (713) 853-4794
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of  Person Authorized to Receive Notices
                              and Communications)

                              December 15, 1997
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.: 87 242 405 000                                     PAGE 2 OF  8 PAGES


  1          NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON
              Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS *
                  WC
--------------------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]
--------------------------------------------------------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
       NUMBER OF                   -0-
         SHARES         --------------------------------------------------------------------------------------------
      BENEFICIALLY
        OWNED BY         8         SHARED VOTING POWER

                                   1,600,000 shares
          EACH          --------------------------------------------------------------------------------------------
       REPORTING          9         SOLE DISPOSITIVE POWER
                                   -0-
         PERSON        ---------------------------------------------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
          WITH                     1,600,000 shares
--------------------------------------------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,600,000 shares
--------------------------------------------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]
             N/A
--------------------------------------------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27.2 %
--------------------------------------------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.: 87 242 405 000                                     PAGE 3 OF  8 PAGES


  1          NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON
              Enron Corp.
--------------------------------------------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS *
                  WC
--------------------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]
--------------------------------------------------------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
       NUMBER OF                   -0-
         SHARES         --------------------------------------------------------------------------------------------
      BENEFICIALLY
        OWNED BY         8         SHARED VOTING POWER

                                   1,600,000 shares
          EACH          --------------------------------------------------------------------------------------------
       REPORTING          9         SOLE DISPOSITIVE POWER
                                   -0-
         PERSON        ---------------------------------------------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
          WITH                     1,600,000 shares
--------------------------------------------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,600,000 shares
--------------------------------------------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]
             N/A
--------------------------------------------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27.20%
--------------------------------------------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------------------------------------------

Item 1.          Security and Issuer:

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Sheridan Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1000 Louisiana, Suite 800, Houston, Texas 77002.

Item 2.          Identity and Background:

     This statement is being filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements, marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, and provision of risk management services, and (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ECT is a wholly-owned subsidiary of Enron. ECT and Enron are referred to herein as the "Reporting Entities".

     The address of the principal business office of each of the Reporting Entities is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT and Enron. The filing of this statement on
Schedule 13D shall not be construed as an admission that any person listed on
Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration:

         On December 15, 1997, ECT purchased 1,600,000 shares of Issuer's Common Stock par value $.01 per share (the "Common Stock"), for cash consideration in the amount of $10,000,000. The source of the $10,000,000 consideration paid to Issuer for the Common Stock was working capital of ECT and Enron.

Item 4.  Purpose of Transaction:

         The transaction described in Item 3 was a negotiated transaction with the Issuer. The securities acquired by ECT were acquired for investment purposes. ECT intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in Issuer (subject to the "standstill" provision referenced herein).

         The following transactions could result in the acquisition by ECT or its affiliates of additional shares of Common Stock of the Issuer.

       Proposed Acquisition of Additional Shares of Common Stock of the Issuer. As of the date hereof, Grand Gulf Production, L.L.C. ("GGP", which is not affiliated with the Reporting Entities or the Issuer) is negotiating the sale of substantially all of its assets (the "Grand Gulf Assets") to the Issuer in exchange for shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's Common Stock, all of which shares and warrants would be transferred to Joint Energy Development Investments Limited Partnership ("JEDI"), an affiliate of the Reporting Entities, in satisfaction of loans made by JEDI to GGP. In addition, JEDI Hydrocarbon Investments I Limited Partnership ("JEDI I"), also an affiliate of the Reporting Entities, is negotiating the sale of its interest in the Grand Gulf Assets to the Issuer in exchange for shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's Common Stock (the sale of properties by GGP to the Issuer and subsequent transfer of shares to JEDI by GGP in satisfaction of the loan, and the sale of properties by JEDI I to the Issuer, are collectively referred to as the "GGP Transactions"). Consummation of the GGP Transactions would result in JEDI and JEDI I acquiring an aggregate of 850,000 shares of the Issuer's Common Stock and warrants (which may be exercised immediately upon issuance) to purchase an additional 150,000 shares of the Issuer's Common Stock; accordingly, upon consummation of the GGP Transactions, ECT, JEDI I and JEDI would collectively have beneficial ownership of 2,600,000 shares, or 37.78%, of the Issuer's issued and outstanding Common Stock.

       Option to Acquire Additional Shares of Common Stock of the Issuer. Pursuant to the Stock Purchase Agreement, ECT acquired an option to purchase an additional 165,000 shares of the Issuer's Common Stock at par value in the event the GGP Transactions were not consummated by January 15, 1998. Exercise of this option would increase ECT's beneficial ownership to 1,765,000 shares, or 29.19%, of the Issuer's issued and outstanding Common Stock.

         The following transactions could result in the acquisition by ECT or its affiliates of additional shares of Common Stock of the Issuer:

       Acquisition of Preferred Stock of the Issuer. Contemporaneously with the acquisition by ECT of the Issuer's Common Stock as described herein, ECT also acquired 1,000,000 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock") for a purchase price of $10,000,000. The terms of the Preferred Stock, set forth in the Certificate of Designation that is included herewith as Exhibit 4, include certain obligations to pay dividends in respect of the Preferred Stock and redeem the Preferred Stock in certain circumstances.

       The consent of the holders of the 66 2/3% of the shares of Preferred Stock is required to, among other things, (i) increase or decrease the aggregate number of authorized shares of the Preferred Stock, (ii) exchange, reclassify, or cancel all or part of the Preferred Stock,
       (iii) change the designations, powers, preferences, relative and other special rights, or the qualifications, limitations or restrictions of the Preferred Stock, (iv) issue additional securities convertible into or exchangeable for, or reclassify any other securities into, shares of the Preferred Stock, (v) create any security ranking senior to or on a parity with (with respect to voting or dividends or upon liquidation, dissolution or winding up) the Preferred Stock, (vi) approve any material change in the principal business of the Corporation or (vii) pay a dividend or distribution of cash or property in respect of, or redeem, repurchase otherwise acquire, any "Junior Security" (as defined in the Certificate of Designation, but including the Issuer's Common Stock).

       In the event of a default by the Issuer of its dividend or redemption obligations under the terms of the Preferred Stock, the holders of the Preferred Stock may elect that number of directors constituting a majority of the Issuer's Board of Directors, and may require the Issuer to redeem the Preferred Stock held by such holder at the "Mandatory Redemption Price" (as defined in the Certificate of Designation). In the event of a "Change of Control" of the Issuer (as defined in the Certificate of Designation), the holders of the Preferred Stock may require the Issuer to redeem the Preferred Stock held by such holder at the Mandatory Redemption Price (as defined in the Certificate of Designation).

       Agreement with respect to election of Board of Directors of Issuer. As described in more detail in Item 6 below, pursuant to the Stock Purchase Agreement, ECT acquired the right to appoint up to two members of the Issuer's Board of Directors, which is currently comprised of five members and could be expanded to seven members to accommodate ECT's designees. In connection therewith, pursuant to a Shareholders' Agreement between ECT and Jeffrey E. Susskind (Chairman of the Board of the Issuer and holder of 1,000,037 shares of the Issuer's Common Stock) and his spouse, ECT and its affiliates agreed to vote shares of the Issuer's Common Stock held by them in favor of the current members of the Board of Directors, and the Susskinds agreed to vote shares of the Issuer's Common Stock held by them in favor of ECT's nominees to the Board of Directors. Pursuant to the Stock Purchase Agreement, the Issuer agreed to not increase the size of the Board of Directors beyond seven members (including ECT's designees) unless necessary to ensure that such designees attained their positions on the Board of Directors. ECT and Enron disclaim beneficial ownership of any shares of Common Stock held by the Susskinds.

       "Standstill" Agreement. As described in more detail in Item 6 below, ECT agreed that none of ECT, JEDI, JEDI I nor their respective subsidiaries would (i) purchase additional shares of the Issuer's Common, except pursuant to the GGP Transactions, the option described above, and certain other permitted transactions, or (ii) make or participate in a solicitation of proxies to vote shares of the Issuer's Common Stock.

         Other than the transactions described herein, none of the Reporting Entities nor to their knowledge, any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

         As of the date of this report, ECT beneficially owns and has the sole power to vote and dispose of 1,600,000 shares of the Common Stock, which represents approximately 27.2% of the Issuer's Common Stock outstanding as of the date hereof. Because ECT is an direct, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

         Other than the transactions described herein, none of the Reporting Entities nor to their knowledge, any person listed on Schedule I hereto, effected any transactions in shares of Common Stock of the Issuer during the preceding sixty days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         Agreement with respect to election of Board of Directors of Issuer. The Issuer's Board of Directors is currently comprised of five members. Pursuant to the Stock Purchase Agreement, ECT has the right to appoint (i) two designees to the Issuer's Board of Directors if ECT and its affiliates hold in excess of 14% of the Issuer's Common Stock and (ii) one designee if ECT and its affiliates hold in the range of 7% through 14% of the Issuer's Common Stock. Pursuant to a Shareholders' Agreement between ECT and Jeffrey E. Susskind (Chairman of the Board of the Issuer and holder of 1,000,037 shares of the Issuer's Common Stock) and his spouse, ECT and its affiliates agreed to vote Issuer Common Stock held by them in favor of the current members of the Board of Directors, and the Susskinds agreed to vote Common Stock held by them in favor of ECT's designees to the Board of Directors. The Shareholders' Agreement terminates at the earlier of (i) the date that ECT no longer holds 7% of the Issuer's Common Stock and (ii) December 15, 1999. ECT and Enron disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Susskinds. ECT has the right to appoint (i) two persons as observers to the Issuer's Board of Directors if ECT and its affiliates hold in excess of 14% of the Issuer's Common Stock and (ii) one person as an observer if ECT and its affiliates hold in the range of 7% through 14% of the Issuer's Common Stock.

         "Standstill" Agreement. Pursuant to the Stock Purchase Agreement, ECT, JEDI and JEDI I and their respective subsidiaries affiliates agreed, for a period of two years, (i) to not acquire additional shares of the Issuer's Common Stock (other than in transactions approved by the Issuer's Board of Directors, pursuant to the GGP Transactions or the option described above, and certain inadvertent purchases), and (ii) to not make or participate in a solicitation of proxies to vote or form a "group" for such purpose. This provision of the Stock Purchase Agreement terminates in the event ECT's designees are not elected to the Issuer's Board of Directors as required by the Stock Purchase Agreement.

         Certain demand and piggyback registration rights granted to ECT and certain of its assignees by the Issuer are set forth in the Stock Purchase Agreement.

Item 7.  Material to be Filed as Exhibits:

         Exhibit 1:     Stock Purchase Agreement dated as of November 28, 1997 between the Issuer and ECT.
         Exhibit 2:     First Amendment to Stock Purchase Agreement dated as of December 15, 1997 between Issuer and
                        ECT.
         Exhibit 3:     Shareholders' Agreement dated as of December 15, 1997 among the Issuer, Jeffrey E. Susskind and
                        Janis Susskind and ECT.
         Exhibit 4:     Certificate of Designation, Preferences and Rights of Series A Preferred Stock.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                 Date: December 23, 1997                             ENRON CAPITAL & TRADE RESOURCES CORP.


                                                                     By: /s/ Peggy S. Menchaca
                                                                     Name:  Peggy S. Menchaca
                                                                     Title:   Vice President and Secretary

                 Date: December 23, 1997                             ENRON CORP.


                                                                     By:  /s/ Peggy S. Menchaca
                                                                     Name:  Peggy S. Menchaca
                                                                     Title:    Vice President and Secretary

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.


                         Name and Business Address              Citizenship                   Position and Occupation
                         -------------------------              -----------                   -----------------------
                   1400 Smith Street
                   Houston, TX  77002

                   Mark A. Frevert                                U.S.A.          Director; President - ECT Europe and Managing
                                                                                  Director

                   Mark E. Haedicke                               U.S.A.          Director; Managing Director - Legal

                   Kevin P. Hannon                                U.S.A.          Director; President and Chief Operating
                                                                                  Officer
                   Kenneth D. Rice                                U.S.A.          Director; Chairman of the Board, Chief
                                                                                  Executive Officer and Managing Director;
                                                                                  Chairman and Chief Executive Officer - ECT
                                                                                  North America

                   Gene E. Humphrey                               U.S.A.          Vice Chairman

                   Amanda K. Martin                               U.S.A.          President - Energy and Finance Services

                   William O. Butler                              U.S.A.          Managing Director

                   John B. Echols, Jr.                            U.S.A.          Managing Director and Chief Accounting Officer

                   John J. Esslinger                              U.S.A.          Director, Vice Chairman and Managing Director

                   Stephen A. Smaby                               U.S.A.          Managing Director

                   Donald C. Bentley II                           U.S.A.          Senior Vice President

                   Marty Sunde                                    U.S.A.          Senior Vice President

                          Brian J. Barrington                            U.S.A.            Vice President


                          Kevin W. Beasley                               U.S.A.            Vice President

                          Philippe A. Bibi                               U.S.A.            Vice President

                          Donald W. Black                                U.S.A.            Vice President

                          Raymond M. Bowen                               U.S.A.            Vice President

                          Harold G. Buchanan                             U.S.A.            Vice President

                          Thomas M. Buiocchi                             U.S.A.            Vice President

                          David K. Carboneau                             U.S.A.            Vice President

                          Rebecca C. Carter                              U.S.A.            Vice President and Chief Control
                                                                                           Officer

                          W. Craig Childers                              U.S.A.            Vice President

                          David Cox                                      U.S.A.            Vice President

                          Wanda C. Curry                                 U.S.A.            Vice President

                          Michel Decnop                                  U.S.A.            Vice President

                          David W. Delainey                              Canada            Vice President

                          Timothy J. Detmering                           U.S.A.            Vice President

                          Janet R. Dietrich                              U.S.A.            Vice President

                          Richard G. DiMichele                           U.S.A.            Vice President

                          Raymond W. Doshier                             U.S.A.            Vice President

                          James I. Ducat                                 U.S.A.            Vice President

                          William D. Duran                               U.S.A.            Vice President

                          Jay L. Fitzgerald                              U.S.A.            Vice President

                          Craig A. Fox                                   U.S.A.            Vice President

                          Dana R. Gibbs                                  U.S.A.            Vice President

                          P. Stinson Gibner                              U.S.A.            Vice President

                          Thomas S. Glanville                            U.S.A.            Vice President

                          Monte L. Gleason                               U.S.A.            Vice President

                          Julie A. Gomez                                 U.S.A.            Vice President

                          Eric Gonzales                                  U.S.A.            Vice President

                          John C. Gorman                                 Canada            Vice President

                          Barbara N. Gray                                U.S.A.            Vice President, General Counsel,
                                                                                           Trading, and Assistant Secretary

                          Mary L. Hamilton                               U.S.A.            Vice President

                          Dwayne L. Hart                                 U.S.A.            Vice President

                          Steven D. Heinz                                U.S.A.            Vice President

                          John C.  Henderson                             U.S.A.            Vice President

                          Robert J. Hermann                              U.S.A.            Vice President and General Tax Counsel

                          Clifford P. Hickey                             U.S.A.            Vice President

                          Patrick H. Hickey                              U.S.A.            Vice President

                          Leonard L. Hilton                              U.S.A.            Vice President

                          Stephen R. Horn                                U.S.A.            Vice President

                          William C. Horwitz                             U.S.A.            Vice President

                          G. Douglas Hurley                              U.S.A.            Vice President

                          Richard Ingersoll                              U.S.A.            Vice President

                          Lee Jestings                                   U.S.A.            Vice President

                          Doy G. "Rocky" Jones                           U.S.A.            Vice President

                          Vince J. Kaminski                              U.S.A.            Vice President

                          Darrell W. Kinder                              U.S.A.            Vice President

                          Kyle Kitagawa                                  Canada            Vice President

                          Sheila A. Knudsen                              U.S.A.            Vice President

                          Fred D. Lagrasta                               U.S.A.            Vice President

                          John J. Lavorato                               Canada            Vice President

                          Mark K. Lay                                    U.S.A.            Vice President

                          Daniel P. Leff                                 U.S.A.            Vice President

                          Randal T. Maffett                              U.S.A.            Vice President

                          Thomas A. Martin                               U.S.A.            Vice President

                          Grant S. Masson                                U.S.A.            Vice President

                          James R. McBride                               U.S.A.            Vice President

                          Michael R. McCall                              U.S.A.            Vice President

                          Danny J. McCarty                               U.S.A.            Vice President

                          George A. McClellan, III                       U.S.A.            Vice President

                          Michael S. McConnell                           U.S.A.            Vice President

                          J. Kevin McConville                            U.S.A.            Vice President

                          Peggy B. Menchaca                              U.S.A.            Vice President and Secretary

                          Michael Jaye Miller                            U.S.A.            Vice President

                          Jordan H. Mintz                                U.S.A.            Vice President, Tax and Tax Counsel

                          Kristina M. Mordaunt                           U.S.A.            Vice President

                          Mark S. Muller                                 U.S.A.            Vice President

                          Julia Heintz Murray                            U.S.A.            Vice President, General Counsel,
                                                                                           Finance and Assistant Secretary

                          Scott M. Neal                                  U.S.A.            Vice President

                          Bradford C. Nebergall                          U.S.A.            Vice President

                          David Parquet                                  U.S.A.            Vice President

                          Nicholas E. V. Perry                           U.S.A.            Vice President

                          Bradley C. Petzold                             U.S.A.            Vice President

                          Gregory F. Piper                               U.S.A.            Vice President

                          J. Scott Porter                                U.S.A.            Vice President

                          George W. Posey                                U.S.A.            Vice President

                          Stephen C. Schneider                           U.S.A.            Vice President

                          Robert C. Schorr                               U.S.A.            Vice President

                          Donald P. Schroeder                            U.S.A.            Vice President

                          Jeffrey A. Shankman                            U.S.A.            Vice President

                          Richard S. Shapiro                             U.S.A.            Vice President

                          Gregory L. Sharp                               U.S.A.            Vice President

                          John R. Sherriff                               U.S.A.            Vice President

                          William N. Shoff                               U.S.A.            Vice President

                          Wynne M. Snoots                                U.S.A.            Vice President

                          John M. Stokes                                 U.S.A.            Vice President

                          Bruce N. Stram                                 U.S.A.            Vice President

                          Colleen Sullivan-Shaklovitz                    U.S.A.            Vice President

                          Thomas M. Talley                               U.S.A.            Vice President

                          Timothy E. Vail                                U.S.A.            Vice President

                          Lawrence Greg Whalley                          U.S.A.            Vice President

                          Robert R. White                                U.S.A.            Vice President

                          Robert C. Williams                             U.S.A.            Vice President and Assistant General
                                                                                           Counsel

                          Peter J. Wilt                                  U.S.A.            Vice President

                          Mario M. Yzaguirre                             U.S.A.            Vice President

                          Victoria T. Sharp                              U.S.A.            General Counsel

                          John T. Shortsleeve                            U.S.A.            Treasurer

                          Elaine V. Overturf                             U.S.A.            Deputy Corporate Secretary

                          Brent C. Bailey                                U.S.A.            Assistant Secretary

                          Kate B. Cole                                   U.S.A.            Assistant Secretary

                          James E. Keller                                U.S.A.            Assistant Secretary

                       DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


                 NAME AND BUSINESS ADDRESS                        CITIZENSHIP          POSITION AND OCCUPATION
                 -------------------------                        -----------          -----------------------
                 Robert A. Belfer                                   U.S.A.             Director
                 767 Fifth Avenue, 46th Fl.                                            Chairman, President and Chief
                 New York, NY  10153                                                        Executive Officer,
                                                                                       Belco Oil & Gas Corp.

                 Norman P. Blake, Jr.                               U.S.A.             Director
                 USF&G Corporation                                                     Chairman, United States Fidelity
                 6225 Smith Ave. LA0300                                                     and Guaranty Company
                 Baltimore, MD  21209

                 Ronnie C. Chan                                     U.S.A.             Director
                 Hang Lung Development                                                 Chairman of Hang Lung
                      Company Limited                                                       Development Group
                 28/F, Standard Chartered
                      Bank Building
                 4 Des Vouex Road Central
                 Hong Kong

                 John H. Duncan                                     U.S.A.             Directo
                 5851 San Felipe, Suite 850                                            Investments
                 Houston, TX  77057

                 Joe H. Foy                                         U.S.A.             Director
                 404 Highridge Dr.                                                     Retired Senior Partner,
                 Kerrville, TX  78028                                                  Bracewell & Patterson, L.L.P.

                 Wendy L. Gramm                                     U.S.A.             Director
                 P.O. Box 39134                                                        Former Chairman, U.S. Commodity
                 Washington, D.C.  20016                                                    Futures Trading Commission

                 Robert K. Jaedicke                                 U.S.A.             Director,
                 Graduate School of Business                                           Professor (Emeritus), Graduate
                 Stanford University                                                        School of Business
                 Stanford, CA  94305                                                        Stanford University

                 Charles A. Lemaistre                                U.S.A.             Director
                 13104 Travis View Loop                                                 President (Emeritus), University of
                 Austin, TX  77030                                                           Texas M.D. Anderson Cancer
                                                                                             Center

                 John A. Urquhart                                    U.S.A.             Director and Vice Chairman
                 John A. Urquhart Assoc.                                                     Enron Corp.
                 111 Beach Road                                                         President, John A. Urquhart
                 Fairfield, CT  06430                                                         Associates

                 John Wakeham                                         U.K.              Director
                 Pinglestone House                                                      Former U.K. Secretary of State for
                 Old Alresford                                                               Energy and Leader of the
                 Hampshire S024 9TB                                                          Houses of Commons and Lords
                 United Kingdom

                 Charls E. Walker                                    U.S.A.             Director
                 Walker & Walker, LLC.                                                  Chairman, Walker & Walker, LLC
                 10220 River Road, Ste. 105
                 Potomac, Maryland 20854

                 Herbert S. Winokur, Jr.                             U.S.A.             Director
                 Winokur & Associates, Inc.                                             President, Winokur & Associates,
                 30 East Elm Ct.                                                             Inc.
                 Greenwich, CT  06830

                 1400 Smith Street
                 Houston, TX  77002

                 Kenneth L. Lay                                      U.S.A.             Director, Chairman and Chief Executive
                                                                                        Officer

                 Jeffrey K. Skilling                                 U.S.A.             Director, President and Chief
                                                                                        Operating Officer

                 J. Clifford Baxter                                  U.S.A.             Senior Vice President, Corporate
                                                                                        Development

                 Richard A. Causey                                   U.S.A.             Senior Vice President and Chief
                                                                                        Accounting and Information Officer

                 Edmund P. Segner, III                               U.S.A.             Executive Vice President and Chief of
                                                                                        Staff


                 James V. Derrick, Jr.                               U.S.A.              Senior Vice President and General
                                                                                         Counsel

                 Andrew S. Fastow                                    U.S.A.              Senior Vice President, Finance

                 Stanley C. Horton                                   U.S.A.              Chairman and Chief Executive Officer,
                                                                                         Enron Gas Pipeline Group

                 Rebecca P. Mark                                     U.S.A.              Chairman and Chief Executive Officer,
                                                                                         Enron International, Inc.

                 Thomas E. White                                     U.S.A.              Chairman and Chief Executive Officer,
                                                                                         Enron Ventures Corp.

                 Rodney L. Gray                                      U.S.A.              Chairman and Chief Executive Officer,
                                                                                         Enron Global Power & Pipelines L.L.C.

                                EXHIBIT INDEX

         EXHIBIT NO.                       DESCRIPTION
         -----------                       -----------
         99.1     Stock Purchase Agreement dated as of November 28, 1997 between the Issuer and ECT.

         99.2     First Amendment to Stock Purchase Agreement dated as of December 15, 1997 between Issuer and
                  ECT.

         99.3     Shareholders' Agreement dated as of December 15, 1997 among the Issuer, Jeffrey E. Susskind and
                  Janis Susskind and ECT.

         99.4     Certificate of Designation, Preferences and Rights of Series A Preferred Stock.